UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cnova N.V.

(Name of Issuer)

Ordinary shares, par value €0.05

(Title of Class of Securities)

N20947 102

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Casino, Guichard-Perrachon S.A.(1)(2)(3)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 412,114,952.(1)(2)(3) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 412,114,952.(1)(2)(3) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 412,114,952.(1)(2)(3) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 93.4%.(1)(2)(3) See Item 4.

12	Type of Reporting Person CO

(1)

Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A., 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.

(2)

As of December 31, 2015, Mr. Jean-Charles Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its respective shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(3)

Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. In addition, Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição. Furthermore, Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A. each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.3% of the voting power of Companhia Brasileira de Distribuição. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. As a result, Casino, Guichard-Perrachon S.A. indirectly controls Almacenes Éxito S.A. and Almacenes Éxito S.A. controls, directly or indirectly, Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Wilkes Participações S.A. and Segisor SAS may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Almacenes Éxito S.A. (1)(2)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Colombia

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 221,140,883.(1)(2) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 221,140,883.(1)(2) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 221,140,883. See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 50.1%.(1)(2) See Item 4.

12	Type of Reporting Person CO

(1)	Includes 220,481,500 ordinary shares held of record by Marneylectro B.V. and 659,383 ordinary shares held of record by Almacenes Éxito S.A.
(2)

Companhia Brasileira de Distribuição holds, directly or indirectly, 53.2% of the equity securities and voting power of Marneylectro S.à r.l.  Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Companhia Brasileira de Distribuição may be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V. Almacenes Éxito S.A. is the holder of record of 659,383 ordinary shares. In addition, because Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição, it may be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V.  Each of Almacenes Éxito S.A. and Companhia Brasileira de Distribuição disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Companhia Brasileira de Distribuição (1)(2)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 220,481,500.(1)(2) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 220,481,500.(1)(2) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,481,500. See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 50.0%.(1)(2) See Item 4.

12	Type of Reporting Person CO

(1)	Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2)

Companhia Brasileira de Distribuição holds, directly or indirectly, 53.2% of the equity securities and voting power of Marneylectro S.à r.l.  Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. Companhia Brasileira de Distribuição is a public company with American depositary receipts representing its preferred shares traded on the New York Stock Exchange. Companhia Brasileira de Distribuição may be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held of record by Marneylectro B.V. Companhia Brasileira de Distribuição disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Euris S.A.S.(1)(2)(3)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 414,114,952.(1)(2)(3) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 414,114,952.(1)(2)(3) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 414,114,952.(1)(2)(3) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 93.8%.(1)(2)(3) See Item 4.

12	Type of Reporting Person CO

(1)

Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A., 659,383 ordinary shares held of record by Almacenes Éxito S.A., 220,481,500 ordinary shares held of record by Marneylectro B.V. and 2,000,000 ordinary shares held of record by Euris S.A.S.

(2)

As of December 31, 2015, Mr. Jean-Charles Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its respective shares traded on the NYSE Euronext Paris. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(3)

Casino, Guichard-Perrachon S.A. holds, directly or indirectly 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. In addition, Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição. Furthermore, Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A. each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. As a result, Casino, Guichard-Perrachon S.A. indirectly controls Almacenes Éxito S.A. and Almacenes Éxito S.A. controls, directly or indirectly, Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Wilkes Participações S.A. and Segisor SAS may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Foncière Euris S.A.(1)(2)(3)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 412,114,952.(1)(2)(3) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 412,114,952.(1)(2)(3) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 412,114,952.(1)(2)(3) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 93.4%.(1)(2)(3) See Item 4.

12	Type of Reporting Person CO

(1)

Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A., 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.

(2)

As of December 31, 2015, Mr. Jean-Charles Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its respective shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(3)

Casino, Guichard-Perrachon S.A. holds, directly or indirectly 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. In addition, Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Almacenes Éxito S.A. holds directly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição. Furthermore, Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A. each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. As a result, Casino, Guichard-Perrachon S.A. indirectly controls Almacenes Éxito S.A. and Almacenes Éxito S.A. controls, directly or indirectly, Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Wilkes Participações S.A. and Segisor SAS may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Finatis S.A.(1)(2)(3)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 412,114,952.(1)(2)(3) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 412,114,952.(1)(2)(3) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 412,114,952.(1)(2)(3) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 93.4%.(1)(2)(3) See Item 4.

12	Type of Reporting Person CO

(1)

Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A., 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.

(2)

As of December 31, 2015, Mr. Jean-Charles Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its respective shares traded on the NYSE Euronext Paris.  Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(3)

Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. In addition, Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Almacenes Éxito S.A. holds 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição. Furthermore, Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A. each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. As a result, Casino, Guichard-Perrachon S.A. indirectly controls Almacenes Éxito S.A. and Almacenes Éxito S.A. controls, directly or indirectly, Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Wilkes Participações S.A. and Segisor SAS may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Marneylectro B.V.(1)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Netherlands

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 220,481,500.(1) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 220,481,500.(1) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,481,500.(1) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 50.0%.(1) See Item 4.

12	Type of Reporting Person CO

(1)   Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Marneylectro S.à r.l.(1)(2)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Luxembourg

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 220,481,500.(1)(2) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 220,481,500.(1)(2) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,481,500.(1)(2) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 50.0%.(1)(2) See Item 4.

12	Type of Reporting Person CO

(1) Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.

(2) Marneylectro S.à r.l. holds 100% of the equity securities and voting power of Marneylectro B.V. and disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Jean-Charles Naouri (1)(2)(3)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 414,114,952.(1)(2)(3) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 414,114,952.(1)(2)(3) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 414,114,952.(1)(2)(3) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 93.8%.(1)(2)(3) See Item 4.

12	Type of Reporting Person IN

(1)

Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A., 659,383 ordinary shares held of record by Almacenes Éxito S.A., 220,481,500 ordinary shares held of record by Marneylectro B.V. and 2,000,000 ordinary shares held of record by Euris S.A.S.

(2)

As of December 31, 2015, Mr. Jean-Charles Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its respective shares traded on the NYSE Euronext Paris. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(3)

Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. In addition, Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição. Furthermore, Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A. each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. As a result, Casino, Guichard-Perrachon S.A. indirectly controls Almacenes Éxito S.A. and Almacenes Éxito S.A. controls, directly or indirectly, Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Wilkes Participações S.A. and Segisor SAS may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Rallye S.A.(1)(2)(3)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 412,114,952.(1)(2)(3) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 412,114,952.(1)(2)(3) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 412,114,952.(1)(2)(3) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 93.4%.(1)(2)(3) See Item 4.

12	Type of Reporting Person CO

(1)

Includes 190,974,069 ordinary shares held of record by Casino, Guichard-Perrachon S.A., 659,383 ordinary shares held of record by Almacenes Éxito S.A. and 220,481,500 ordinary shares held of record by Marneylectro B.V.

(2)

As of December 31, 2015, Mr. Jean-Charles Naouri held, directly or indirectly, 99.99% of the equity securities and 99.9% of the voting power of Euris S.A.S., in each case including pursuant to a usufruct interest with respect to a 45% interest in Euris S.A.S. owned by his three children, which entitles Mr. Naouri to all economic rights attached to such interest and all voting rights with respect to the allocation of profits. As of December 31, 2015, Euris S.A.S. held, directly or indirectly, 92.4% of the equity securities and the voting power of Finatis S.A. As of December 31, 2015, Finatis S.A. held, directly or indirectly 89.3% of the equity securities and the voting power of Foncière Euris S.A. As of December 31, 2015, Foncière Euris S.A. held directly, 55.3% of the equity securities and 71.3% of the voting power of Rallye S.A. As of December 31, 2015, Rallye S.A. held, directly or indirectly, 48.4% of the equity securities and 60.4% of the voting power of Casino, Guichard-Perrachon S.A. Each of Casino, Guichard-Perrachon S.A., Finatis S.A., Foncière Euris S.A. and Rallye S.A. is a public company with its respective shares traded on the NYSE Euronext Paris. Almacenes Éxito S.A. is a public company with its shares traded on the Colombia Stock Exchange. Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Each of Mr. Naouri and Casino, Guichard-Perrachon’s indirect shareholders named in this footnote disclaims beneficial ownership in the ordinary shares and special voting shares owned of record by Casino, Guichard-Perrachon S.A., Marneylectro B.V. and Almacenes Éxito S.A., except to the extent of any pecuniary interest therein.

(3)

Casino, Guichard-Perrachon S.A. holds, directly or indirectly, 32.8% of the equity securities and 99.94% of the voting power of Companhia Brasileira de Distribuição. In addition, Casino, Guichard-Perrachon S.A. is an indirect controlling shareholder of Almacenes Éxito S.A. and holds, directly or indirectly, 54.8% of the equity securities and voting power of Almacenes Éxito S.A. Almacenes Éxito S.A. holds indirectly 50.0% of the voting equity securities of Companhia Brasileira de Distribuição, representing 18.8% of the total capital of Companhia Brasileira de Distribuição. Furthermore, Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A. each hold 50% of the voting equity securities of Segisor SAS, a holding entity that holds 100% of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição. In addition, Segisor SAS holds directly 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. As a result, Casino, Guichard-Perrachon S.A. indirectly controls Almacenes Éxito S.A. and Almacenes Éxito S.A. controls, directly or indirectly, Companhia Brasileira de Distribuição. Casino, Guichard-Perrachon S.A. is a public company with its shares traded on the NYSE Euronext Paris. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Wilkes Participações S.A. and Segisor SAS may each be deemed to be the beneficial owner of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Segisor SAS(1)(2)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization France

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 220,481,500.(1)(2) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 220,481,500.(1)(2) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,481,500.(1)(2) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 50.0%.(1)(2) See Item 4.

12	Type of Reporting Person CO

(1)	Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2)

Segisor SAS, a holding entity jointly controlled by Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A, holds 100% of the equity securities and voting power of Wilkes Participações S.A., a holding entity that holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição, and directly holds 2.11% of the equity securities and 5.62% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

CUSIP No. N20947 102

1	Name of Reporting Person I.R.S. Identification Nos. of above persons (entities only). Wilkes Participações S.A.(1)(2)

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Brazil

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0. See Item 4.

	6	Shared Voting Power 220,481,500.(1)(2) See Item 4.

	7	Sole Dispositive Power 0. See Item 4.

	8	Shared Dispositive Power 220,481,500.(1)(2) See Item 4.

9	Aggregate Amount Beneficially Owned by Each Reporting Person 220,481,500.(1)(2) See Item 4.

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11	Percent of Class Represented by Amount in Row (9) 50.0%.(1)(2) See Item 5.

12	Type of Reporting Person CO

(1)	Includes 220,481,500 ordinary shares held of record by Marneylectro B.V.
(2)

Wilkes Participações S.A., a holding entity jointly controlled indirectly by Casino, Guichard-Perrachon S.A. and Almacenes Éxito S.A., holds 35.39% of the equity securities and 94.32% of the voting power of Companhia Brasileira de Distribuição. In addition to Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS may be deemed to be the beneficial holder of 220,481,500 ordinary shares held of record by Marneylectro B.V. and 220,481,500 special voting shares held by Marneylectro B.V. Each of Casino, Guichard-Perrachon S.A., Almacenes Éxito S.A., Companhia Brasileira de Distribuição, Wilkes Participações S.A. and Segisor SAS disclaims beneficial ownership in the ordinary shares and special voting shares owned by Marneylectro B.V., except to the extent of any pecuniary interest therein.

Item 1.
	(a)	Name of Issuer Cnova N.V.
	(b)	Address of Issuer’s Principal Executive Offices: WTC Schiphol Airport Tower D, 7th Floor Schiphol Boulevard 273 1118 BH Schiphol The Netherlands

Item 2. Identity and Background.
(a)

Name of Persons Filing
The names of the persons filing this statement are as follows:

1.             Casino, Guichard-Perrachon S.A. (“Casino”);

2.             Companhia Brasileira de Distribuição (“CBD”);

3.             Euris S.A.S. (“Euris”);

4.             Almacenes Éxito S.A. (“Éxito”);

5.             Foncière Euris S.A. (“Fonciere Euris”);

6.             Finatis S.A. (“Finatis”);

7.             Marneylectro B.V.;

8.             Marneylectro S.à r.l.;

9.             Jean-Charles Naouri (“Mr. Naouri”);

10.          Rallye S.A. (“Rallye”);

11.          Segisor SAS (“Segisor”); and

12.          Wilkes Participações S.A. (“Wilkes”);

(each a “Reporting Person,” and collectively, the “Reporting Persons”).  This Amendment No. 1 to Schedule 13G is being filed pursuant to a Joint Filing Agreement (the “Joint Filing Agreement”), attached hereto as Exhibit 1.

(b)

Address of Principal Business Office or, if none, Residence
The address of the each Reporting Person is as follows:

1.             Casino, 1 Esplanade de France, 42000 Saint-Etienne (France);

2.             CBD, Avenida Brigaderio Luiz Antonio 3142, São Paulo, São Paulo (Brazil);

3.             Euris, 83 rue du Faubourg Saint-Honoré, 75008 Paris (France);

4.             Éxito, Carrera 48 No. 32B Sur 139, Envigado (Colombia)

5.             Fonciere Euris, 83 rue du Faubourg Saint-Honoré, 75008 Paris (France);

6.             Finatis, 83 rue du Faubourg Saint-Honoré, 75008 Paris (France);

7.             Marneylectro B.V., Schiphol Boulevard 231, 1118 BH Schiphol (the Netherlands);

8.             Marneylectro S.à r.l., 15 Rue Edward Steichen, L-2540 Luxembourg (Luxembourg);

9.             Mr. Naouri, 1 Esplanade de France, 42000 Saint-Etienne (France);

10.          Rallye, 83 rue du Faubourg Saint-Honoré, 75008 Paris (France);

11.          Segisor, 1 Esplanade de France, 42000, Saint Etienne (France); and

12.          Wilkes, Avenida Brigadeiro Luiz Antônio, São Paulo, SP 3126 (Brazil);

	(c)	Citizenship See the response(s) to Item 4 of the attached cover pages.
	(d)	Title of Class of Securities Ordinary shares, par value €0.05 per share.
	(e)	CUSIP Number N20947 102

Item 3.
Not applicable.

Item 4.	Ownership.

(a) (b) Number and percentage of Issuer ordinary shares beneficially owned as of December 31, 2015 by each Reporting Person:

	Number of Shares	Percentage of Class
Casino	412,114,952	93.4%
CBD	220,481,500	50.0%
Euris	414,114,952	93.8%
Éxito	221,140,883	50.1%
Fonciere Euris	412,114,952	93.4%
Finatis	412,114,952	93.4%
Marneylectro B.V.	220,481,500	50.0%
Marneylectro S.à r.l.	220,481,500	50.0%
Mr. Naouri	414,114,952	93.8%
Rallye	412,114,952	93.4%
Segisor	220,481,500	50.0%
Wilkes	220,481,500	50.0%

Because each of the Reporting Persons was granted special voting shares pursuant to the Special Voting Agreement, which was filed as Exhibit 4.2 to the Issuer’s registration statement on Form F-1 (File No. 333-196521), each Reporting Person is entitled to one additional vote per share.  Each Reporting Person may be deemed to beneficially own equity securities of the Company representing the following percentage of the voting power of the Issuer:

Percentage
Casino	96.6%
CBD	51.7%
Euris	96.8%
Éxito	51.8%
Fonciere Euris	96.6%
Finatis	96.6%
Marneylectro B.V.	51.7%
Marneylectro S.à r.l.	51.7%
Mr. Naouri	96.8%
Rallye	96.6%
Segisor	51.7%
Wilkes	51.7%

(c) (i) Number of Issuer ordinary shares beneficially owned as of December 31, 2015, as to which each Reporting Person has sole power to vote or direct the vote:

Number
Casino	0
CBD	0
Euris	0
Éxito	0
Fonciere Euris	0
Finatis	0
Marneylectro B.V.	0
Marneylectro S.à r.l.	0
Mr. Naouri	0
Rallye	0
Segisor	0
Wilkes	0

(c) (ii) Number of Issuer ordinary shares beneficially owned as of December 31, 2015, as to which each Reporting Person has shared power to vote or direct the vote:

Number
Casino	412,114,952
CBD	220,481,500
Euris	414,114,952
Éxito	221,140,883
Fonciere Euris	412,114,952
Finatis	412,114,952
Marneylectro B.V.	220,481,500
Marneylectro S.à r.l.	220,481,500
Mr. Naouri	414,114,952
Rallye	412,114,952
Segisor	220,481,500
Wilkes	220,481,500

(c) (iii) Number of Issuer ordinary shares beneficially owned as of December 31, 2015, as to which each Reporting Person has sole power to dispose or to direct the disposition of:

Number
Casino	0
CBD	0
Euris	0
Éxito	0
Fonciere Euris	0
Finatis	0
Marneylectro B.V.	0
Marneylectro S.à r.l.	0
Mr. Naouri	0
Rallye	0
Segisor	0
Wilkes	0

(c) (iv) Number of Issuer ordinary shares beneficially owned as of December 31, 2015, as to which each Reporting Person has shared power to dispose or to direct the disposition of:

Number
Casino	412,114,952
CBD	220,481,500
Euris	414,114,952
Éxito	221,140,883
Fonciere Euris	412,114,952
Finatis	412,114,952
Marneylectro B.V.	220,481,500
Marneylectro S.à r.l.	220,481,500
Mr. Naouri	414,114,952
Rallye	412,114,952
Segisor	220,481,500
Wilkes	220,481,500

The foregoing beneficial ownership amounts are based on there being outstanding, as of the close of business on December 31, 2015, 441,297,846 Issuer ordinary shares and 412,114,952 special voting shares, which share numbers were provided to the Reporting Persons by the Company.

Item 5.	Ownership of Five Percent or Less of a Class.
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certification.
Not applicable.

Exhibit	Description of Exhibit
1	Joint Filing Agreement, dated as of February 16, 2016, among the Reporting Persons.
2

Form of Special Voting Agreement among the Voting Depositary, Cnova N.V., Casino, Guichard-Perrachon S.A., Companhia Brasileira de Distribuição, Via Varejo S.A., Almacenes Éxito S.A., in the presence and acknowledgement of Marneylectro B.V., Marneylectro S.à r.l. and Nova Pontocom Comércio Eletrônico S.A. (incorporated by reference to Exhibit 4.2 to the Issuer’s registration statement on Form F-1 (File No. 333-196521)).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 16, 2016
Casino, Guichard-Perrachon S.A.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	Chairman and C.E.O.

Almacenes Éxito S.A.
	By:	/s/ Filipe Da Silva Nogueira
	Name:	Filipe Da Silva Nogueira
	Title:	C.F.O.

Companhia Brasileira de Distribuição

	By:	/s/ Antonio Salvador
	Name:	Antonio Salvador
	Title:	Personnel Vice President

	By:	/s/ Christophe Hidalgo
	Name:	Christophe Hidalgo
	Title:	Finance Vice President

Euris S.A.S.

	By:	/s/ Jean-Charles Naouri
	Name:	Jean-Charles Naouri
	Title:	President

Foncière Euris S.A

	By:	/s/ Michel Savart
	Name:	Michel Savart
	Title:	Chairman and C.E.O.

Finatis S.A.

	By:	/s/ Didier Lévêque
	Name:	Didier Lévêque
	Title:	Chairman and C.E.O.

Marneylectro B.V.

	By:	/s/ Othon Vela
	Name:	Othon Vela
	Title:	Director

Marneylectro S.à r.l.

By:	/s/ Pascal Rivet
Name:	Pascal Rivet
Title:	Class A Manager

Jean-Charles Naouri
By:	/s/ Jean-Charles Naouri
Name:	/s/ Jean-Charles Naouri

Rallye S.A.

By:	/s/ Didier Carlier
Name:	Didier Carlier
Title:	C.E.O.

Segisor SAS
By:	/s/ Carlos Mario Giraldo Moreno
Name:	Carlos Mario Giraldo Moreno
Title:	Director

Wilkes Participações S.A.
By:	/s/ Carlos Prado
Name:	Carlos Prado
Title:	Director

By:	/s/ Juan Javier Bordaberry
Name:	Juan Javier Bordaberry

[Signature page to Amendment No. 1 to Schedule 13G]

JOINT FILING AGREEMENT

The undersigned hereby agree that Amendment No. 1, dated February 16, 2016 (“Amendment No. 1”), to the Schedule 13G previously filed on February 17, 2015 (the “Original Schedule 13G”) with respect to the ordinary shares, par value €0.05 per share, of Cnova N.V. is, and any subsequent amendments to the Original Schedule 13G executed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities and Exchange Act of 1934, as amended, and this Agreement shall be included as an Exhibit to Amendment No. 1 and each such subsequent amendment to the Original Schedule 13G.  Each of the undersigned agrees to be responsible for the timely filing of any subsequent amendments to the Original Schedule 13G, and for the completeness and accuracy of the information concerning itself contained therein.  This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 16th day of February, 2016.

[remainder intentionally blank]

 Date:  February 16, 2016

Casino, Guichard-Perrachon S.A.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	Chairman and C.E.O.

Almacenes Éxito S.A.

By:	/s/ Filipe Da Silva Nogueira
Name:	Filipe Da Silva Nogueira
Title:	C.F.O.

Companhia Brasileira de Distribuição

By:	/s/ Antonio Salvador
Name:	Antonio Salvador
Title:	Personnel Vice President

By:	/s/ Christophe Hidalgo
Name:	Christophe Hidalgo
Title:	Finance Vice President

Euris S.A.S.

By:	/s/ Jean-Charles Naouri
Name:	Jean-Charles Naouri
Title:	President

Foncière Euris S.A

By:	/s/ Michel Savart
Name:	Michel Savart
Title:	Chairman and C.E.O.

Finatis S.A.

By:	/s/ Didier Lévêque
Name:	Didier Lévêque
Title:	Chairman and C.E.O.

Marneylectro B.V.

By:	/s/ Othon Vela
Name:	Othon Vela
Title:	Director

Marneylectro S.à r.l.

By:	/s/ Pascal Rivet
Name:	Pascal Rivet
Title:	Class A Manager

Jean-Charles Naouri

By:	/s/ Jean-Charles Naouri
Name:	/s/ Jean-Charles Naouri

Rallye S.A.

By:	/s/ Didier Carlier
Name:	Didier Carlier
Title:	C.E.O.

Segisor SAS

By:	/s/ Carlos Mario Giraldo Moreno
Name:	Carlos Mario Giraldo Moreno
Title:	Director

Wilkes Participações S.A.

By:	/s/ Carlos Prado
Name:	Carlos Prado
Title:	Director

By:	/s/ Juan Javier Bordaberry
Name:	Juan Javier Bordaberry

[Signature page to Joint Filing Agreement]